82-3787

02 MAR 13 AM 8:30


**NETWORK ONE HOLDINGS CORP.**
**606 - 470 Granville Street**
**Vancouver, B.C.**
**V6C 1V5**

**Tel: 604-682-0949**
**Fax: 604-681-0907**


02015774

March 1, 2002

**Office Of International Corporate Finance**
**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C.
20549, U.S.A.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

We enclose financial statements for the nine months ended December 31, 2001.

Yours truly,

"Eddy Cheng"

Eddy Cheng, President

dlw 3/14

**NETWORK ONE HOLDINGS CORP.**

**FINANCIAL STATEMENTS**

**FOR THE NINE MONTHS ENDED DECEMBER 31, 2001**

NAME OF ISSUER: **NETWORK ONE HOLDINGS CORP.**

ISSUER ADDRESS: **SUITE 606 – 470 GRANVILLE STREET**

**VANCOUVER, B.C. V6C 1V5**

ISSUER PHONE NUMBER: **(604) 682-0949**

ISSUER FAX NUMBER: **(604) 681-0907**

CONTACT PERSON: **EDDY CHENG**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 649-8168**

**APPROVED BY THE BOARD OF DIRECTORS:**

| **NAME OF DIRECTOR** | ***SIGNATURE*** | **DATE SIGNED (YY/MM/DD)** |
|---|---|---|
| **EDDY WAI CHIU CHENG** | **"EDDY WAI CHIU CHENG"** | **(02/02/28)** |
| **JEAN GERARD SIMARD** | **"JEAN GERARD SIMARD"** | **(02/02/28)** |

**NETWORK ONE HOLDINGS CORP.**
**BALANCE SHEETS**
**AS AT**
**(UNAUDITED)**

| | December 31, 2001 | March 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT | | |
| Cash | $ 38 | $ 259 |
| Accounts receivable | 600 | 95 |
| | $ 638 | $ 354 |
| **LIABILITIES** | | |
| CURRENT | | |
| Accounts payable | $ 46,593 | $ 53,332 |
| Short-term loans | 11,000 | 11,000 |
| | 57,593 | 64,332 |
| LOANS | 574,763 | 559,033 |
| | 632,356 | 632,365 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| SHARE CAPITAL | | |
| Authorized: 100,000,000 common shares without par value | | |
| Issued: 4,033,517 shares | 1,639,566 | 1,639,566 |
| DEFICIT | (2,271,284) | (2,262,577) |
| | (631,718) | (623,011) |
| | $ 638 | $ 354 |

APPROVED BY THE DIRECTORS:

"Eddy Wai Chiu Cheng" Director "Jean Gerard Simard" Director

**NETWORK ONE HOLDINGS CORP.**
**STATEMENTS OF LOSS AND DEFICIT**
**FOR THE NINE MONTHS ENDED DECEMBER 31, 2001 AND 2000**
**(UNAUDITED)**

| | Three months ended | | Nine months ended | |
|---|---|---|---|---|
| | **Dec. 31, 2001** | Dec. 31, 2000 | **Dec. 31, 2001** | Dec. 31, 2000 |
| EXPENSES | | | | |
| Depreciation | $ - | $ 430 | $ - | $ 1,290 |
| Investor and shareholder relations | **1,637** | - | **1,637** | 1,059 |
| Management fees | **3,000** | 6,000 | **9,000** | 18,000 |
| Office and general | **141** | 235 | **513** | 625 |
| Professional fees | **-** | 449 | **3,446** | 868 |
| Transfer agent and regulatory fees | **2,548** | 598 | **4,713** | 2,907 |
| | **7,326** | 7,712 | **19,309** | 24,749 |
| Less: sundry income | **-** | - | **(10,602)** | (1,778) |
| NET LOSS FOR THE PERIOD | **7,326** | 7,712 | **8,707** | 22,971 |
| DEFICIT, BEGINNING OF PERIOD | **2,263,958** | 2,259,664 | **2,262,577** | 2,244,405 |
| DEFICIT, END OF PERIOD | $ **2,271,284** | $ 2,267,376 | $ **2,271,284** | $ 2,267,376 |
| LOSS PER COMMON SHARE | $ **0.002** | $ 0.002 | $ **0.002** | $ 0.006 |

**NETWORK ONE HOLDINGS CORP.**
**STATEMENTS OF CASH FLOWS**
**FOR THE NINE MONTHS ENDED DECEMBER 31, 2001 AND 2000**
**(UNAUDITED)**

| | Three months ended | | Nine months ended | |
|---|---|---|---|---|
| | **Dec. 31, 2001** | Dec. 31, 2000 | **Dec. 31, 2001** | Dec. 31, 2000 |
| CASH PROVIDED BY (USED FOR): | | | | |
| OPERATING ACTIVITIES | | | | |
| Net loss for the period | $ **(7,326)** | $ (7,712) | $ **(8,707)** | $ (22,971) |
| Adjust for depreciation | **-** | 430 | **-** | 1,290 |
| | **(7,326)** | (7,282) | **(8,707)** | (21,681) |
| Changes in non-cash working capital: | | | | |
| (Increase) decrease in accounts receivable | **(272)** | 134 | **(505)** | 227 |
| Increase (decrease) in accounts payable | **(2,256)** | 7,212 | **(6,739)** | (9,518) |
| | **(9,854)** | 64 | **(15,951)** | (30,972) |
| FINANCING ACTIVITIES | | | | |
| Directors' loans | **9,642** | - | **15,730** | 31,212 |
| INCREASE (DECREASE) IN CASH | **(212)** | 64 | **(221)** | 240 |
| CASH, BEGINNING OF PERIOD | **250** | 198 | **259** | 22 |
| CASH, END OF PERIOD | $ **38** | $ 262 | $ **38** | $ 262 |